Exhibit 99.1

SPI Energy Co., Ltd. Announces Amendment of Its Deposit Agreement

Hong Kong, September 13, 2017 — SPI Energy Co., Ltd. (“SPI Energy” or the “Company”) (NASDAQ: SPI), a global clean energy market place for business, residential, government and utility customers and investors, today announces that it entered into an amendment (the “Amendment”) with The Bank of New York Mellon, as depositary (the “Depositary”) of the Company’s American Depositary Shares (ADSs), to amend the Deposit Agreement dated as of November 5, 2015 (the “Deposit Agreement”) among the Company, the Depositary, and all owners (“Owners”) from time to time of ADSs issued thereunder.

The Amendment provides that upon the termination of the Deposit Agreement all outstanding ADSs shall be exchanged on a mandatory basis for ordinary shares of the Company (“Ordinary Shares”). The intended amended provision of the Deposit Agreement is set forth in Exhibit A hereto. The Amendment will become effective on September 18, 2017.

About SPI Energy Co., Ltd.

SPI Energy Co., Ltd. is a global provider of photovoltaic (PV) solutions for business, residential, government and utility customers and investors. SPI Energy focuses on the EPC/BT, storage and O2O PV market including the development, financing, installation, operation and sale of utility-scale and residential PV projects in China, Japan, Europe and North America. The Company operates an online energy e-commerce and investment platform in China, as well as B2B e-commerce platform offering a range of PV and storage products in Australia. The Company has its operating headquarters in Hong Kong and maintains global operations in Asia, Europe, North America and Australia. please visit: www.spisolar.com

For investors and media inquiries please contact:

SPI Energy Co., Ltd.

IR Department

Email: ir@spisolar.com

Exhibit A:

Section 6.2 of the Deposit Agreement is amended to read as follows:

(a)           The Company may, at any time, initiate termination of this Deposit Agreement by notice to the Depositary.  The Depositary may initiate termination of this Deposit Agreement if (i) at any time 60 days shall have expired after the Depositary delivered to the Company a written resignation notice and a successor depositary has not been appointed and accepted its appointment as provided in Section 5.4, (ii) an Insolvency Event or Delisting Event occurs with respect to the Company or (iii) a Termination Option Event has occurred or will occur.  If termination of this Deposit Agreement is initiated, the Depositary shall Disseminate a notice of termination to the Owners of all American Depositary Shares then outstanding setting a date for termination (the “Termination Date”), which shall be at least 30 days after the date of that notice, and this Deposit Agreement shall terminate on that Termination Date.

(b)           After the Termination Date, the Company shall be discharged from all obligations under this Deposit Agreement except for its obligations to the Depositary under Sections 5.8 and 5.9.

(c)           On the termination date or as soon thereafter as practicable, all Owners shall surrender their American Depositary Share for delivery of Shares as a mandatory exchange.  The Company shall appoint an exchange agent to facilitate that exchange.  In that mandatory exchange, Owners will not be required to pay a fee to the Depositary for the surrender of their American Depositary Shares.

(d)           After the Termination Date, the Depositary shall continue to receive dividends and other distributions pertaining to Deposited Securities (that have not been sold), may sell rights and other property as provided in this Deposit Agreement and shall deliver Deposited Securities (or sale proceeds) upon surrender of American Depositary Shares (after payment or upon deduction, in each case, of the fee of the Depositary for the surrender of American Depositary Shares, any expenses for the account of the Owner of those American Depositary Shares in accordance with the terms and conditions of this Deposit Agreement and any applicable taxes or governmental charges).  After the Termination Date, the Depositary shall not accept deposits of Shares or deliver American Depositary Shares.  After the Termination Date, the Depositary may discontinue the registration of transfers of American Depositary Shares and suspend the distribution of dividends and other distributions on Deposited Securities to the Owners and need not give any further notices or perform any further acts under this Deposit Agreement except as provided in this Section.